United States
                       Securities and Exchange Commission

                                   Form 12b-25

                                                          SEC File No. 000-09060
                                                          CUSIP No. 774725105


                           NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K and Form 10-KSB; [ ] Form 20-F;
             [ ]  Form 11-K;  [ ] Form 10-Q and Form 10-QSB; [ ]   Form N-SAR


                       For Period Ended: October 31, 2007

                        _ Transition report on Form 10-K
                        _ Transition Report on Form 20-F
                        _ Transition Report on Form 11-K
                        _ Transition Report on Form 10-Q
                        _ Transition Report on Form N-SAR
          For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I: - REGISTRANT INFORMATION

                          ROCKY MOUNTAIN MINERALS, INC
--------------------------------------------------------------------------------
Full Name of Registrant

                                       N/A
--------------------------------------------------------------------------------
Former Name if Applicable

                 2480 North Tolemac Way, Prescott, Arizona 86305
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


   [ ]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

   [ ]    (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     We are a small company with limited financial and human resources. We currently employ one employee only, part-time. We utilize small outside consultants to assist us with our accounting and financial functions. We require the input of our accounting consultant John Nethersole to complete the financial statements for the year to October 31, 2007 and several parts of the applicable Annual Report on Form 10-K which relate to the financial statements. We have discovered that our accounting consultant is physically unavailable until after the due date for filing and is unable to assist us with the financial statements and the filing until after the due date. A letter from John Nethersole, confirming the foregoing, is attached hereto as the Exhibit.

     As a result of the foregoing, we are unable to complete our Annual Report on Form 10-K on a timely basis. The foregoing reason causing the inability to file timely could not be eliminated by us without unreasonable effort or expense. The subject Annual Report on Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Mark Muzzin        (928)           778-1450
     ------------------------------------------------
        (Name)       (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

     [X] Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                          ROCKY MOUNTAIN MINERALS, INC
                        --------------------------------
                   Name of Registrant as Specified in Charter



has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  January 29, 2008             By:  /s/ Mark A. Muzzin
                                         -----------------------------------
                                         Mark A. Muzzin
                                         Chief Executive Officer

The Exhibit





Date 28 January, 2008

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

I am an accounting consultant to Rocky Mountain Minerals, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended October 31, 2007 because it had discovered that I am physically unavailable until after the due date for filing and am unable to assist it with the financial statements and the filing until after the due date..

I hereby advise you that I have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and confirm that the statement made therein is accurate. I am currently away in another part of the State in which my office is located, and, without access to the relevant data and facilities, am unable to provide the input required in connection with the preparation of the relevant financial statements and Annual Report on Form 10-K.

                                     Very truly yours,

                                     /s/ John Nethersole
                                     -------------------
                                     Name John Nethersole